

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

September 20, 2007

Philip Baker
Chief Financial Officer
Lihir Gold Limited
7th Floor, Pacific Place
Cnr Champion Parade and Musgrave Street
Port Moresby, NCD, Papua New Guinea

> **Re:** **Lihir Gold Limited**
> **Form 20-F for the Fiscal Year Ended December 31, 2006**
> **Filed April 16, 2007**
> **File No. 0-26860**

Dear Mr. Baker:

We have reviewed your filing, and have the following comments.  We have limited our review of your filing to those issues we have addressed in our comments.  Please provide a written response to our comments.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2006

Information on the Company, page 10

Total Stockpiled, page 31

1. We note your statement that "Reserves have been prepared in accordance with the Australian JORC code (which is the Australian equivalent to Industry Guide 7 under the United States Securities Act of 1933)."  Please note that under U.S. GAAP, the proven and probable reserve quantities used to account for your

operations are determined by the guidelines set forth in Industry Guide 7. Please tell us how the JORC Code you are using complies with Industry Guide 7. In addition, please confirm, if true, that the reserve quantities used to measure the financial results of your mining operations are limited to only proven and probable reserves, as defined by Industry Guide 7, or otherwise advise.

Operating and Financial Review and Prospects, page 37

F. Tabular Disclosure of Contractual Obligations, page 52

2.      We note a line item within the table identified as 'Capital Expenditure Commitments' showing total obligations of $68 thousand to be spent within the year. However, we note on page 50 – 51 within your discussion of 'Net Debt/Cash Position' you explain that at December 31, 2006 your capital expenditure commitments totaled $68.3 million. Please reconcile these amounts for us, and revise your table if necessary.

Report of Independent Registered Public Accounting Firm, page F-A1

3.      Your independent public accounting firms report on your consolidated financial statements explains that in their opinion, the accompanying consolidated balance sheet at December 31, 2004 is presented fairly, in all material respects. We note however, that the financial statements included in the document do not include a consolidated balance sheet at December 31, 2004. Please obtain and file a revised report on your consolidated financial statements that accurately refers to the financial statements included within the document.

Note 1: Statement of Significant Accounting Policies, page F-5

(xviii) Share Based Payments, page F-11

4.      You explain that any shares issued to MRL is recognized as an intangible asset with a corresponding increase in equity, and the asset is amortized over the life of mine reserves. Please tell us and expand your policy to explain why such costs are recorded as an intangible asset and amortized over the life of mine reserves, how the fair value of the shares is determined, and what, if any, vesting requirements are associated with shares issues to MRL. As part of your response, please address the guidance in IFRIC 8, and provide the specific accounting literature you relied upon in determining how to record the share issuances to MRL.

Engineering Comments

General

5.       We note that your website and some press releases refer to or use the terms "measured," "indicated," and "inferred," resources. If you continue to make references on your web site or press releases to reserve measures other than those recognized by the SEC, accompany such disclosure with the following cautionary language:

> Cautionary Note to U.S. Investors -The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms on this website (or press release), such as "measured," "indicated," and "inferred" "resources," which the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 000-26860, which may be secured from us, or from the SEC's website at http://www.sec.gov/edgar.shtml.

6.       Please forward to our engineer as supplemental information and not as part of the registration statement, the Ballarat audit report as performed by AMC consultants in June 2006. The information requested includes, but is not limited to:

- Property and geologic maps

- Description of your sampling and assaying procedures

- Drill-hole maps showing drill intercepts

- Representative geologic cross-sections and drill logs

- Description and examples of your cut-off calculation procedures

- Cutoff grades used for each category of your reserves and resources

- Justifications for the drill hole spacing used at various classification levels

- A detailed description of your procedures for estimating reserves

- Copies of any pertinent engineering or geological reports, and executive summaries of feasibility studies or mine plans which including the cash flow analyses

- A detailed permitting and government approval schedule for the project, particularly identifying the primary environmental or construction approval(s) and your current location on that schedule.

To minimize the transfer of paper, please provide the requested information on a CD, formatted as Adobe PDF files and provide the name and phone number for a technical person our engineer may call, if he has technical questions about your reserves.

In the event your company desires the return of the supplemental material, please make a written request with the letter of transmittal and include a pre-paid, pre-addressed shipping label to facilitate the return of the supplemental information. Please note that you may request the return of this information pursuant to the provisions of Rule 418(b).

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Philip Baker
Lihir Gold Limited
September 20, 2007
Page 5

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Mark Wojciechowski at (202) 551-3759, or in his absence, Jennifer O'Brien at (202) 551-3721 if you have questions regarding comments on the financial statements and related matters. You may contact George K. Schuler, Mining Engineer, at (202) 551-3718 regarding engineering comments. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill Davis
Branch Chief